     As filed with the Securities and Exchange Commission on June 8, 2000
                                                      Registration No. 333-36792

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                              AMENDMENT NO. 1 TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               _________________

                             LIBERTY DIGITAL, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                              84-1380293
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                           12312 West Olympic Blvd.
                             Los Angeles, CA 90064
                                (310) 979-5000
              (Address, including zip code, and telephone number,
                     including area code, of registrant's
                         principal executive offices)

                                  Lee Masters
                     President and Chief Executive Officer
                           12312 West Olympic Blvd.
                             Los Angeles, CA 90064
                                (310) 979-5000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                            With copies to each of:

     Charles Y. Tanabe, Esq.                         Frederick H. McGrath, Esq.
    Liberty Media Corporation                            Baker Botts L.L.P.
    9197 South Peoria Street          and               599 Lexington Avenue
    Englewood, Colorado 80112                      New York, New York 10022-6030
         (720) 875-5400                                    (212) 705-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
    Title of each class of        Amount to be       Proposed maximum        Proposed maximum aggregate          Amount of
 securities to be registered       registered    offering price per unit        offering price (1)(2)        registration fee (3)
------------------------------------------------------------------------------------------------------------------------------------
 Series A Common Stock,             1,836,491             $27.75                    $50,962,625                    $13,454
 $0.01 par value
====================================================================================================================================

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Act"), this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant's Series A Common Stock, as reported on the Nasdaq National Market on May 4, 2000.

(3) A total registration fee of $13,454 was previously paid with respect to the shares covered by this Registration Statement.

Prospectus

                             LIBERTY DIGITAL, INC.

                  1,836,491 Shares of  Series A Common Stock
                           ________________________

This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus, of up to 1,836,491 shares of our Series A Common Stock. We issued these shares to the selling stockholders in connection with our acquisition of certain interests in businesses owned, wholly or in part, by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus and we will bear certain expenses incident to their registration. The price to the public for the shares and the proceeds to the selling stockholders will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."


Our Series A Common Stock is traded on the National Market tier of the Nasdaq Stock Market under the trading symbol "LDIG." On June 7, 2000, the last reported sale price for the Series A Common Stock on the Nasdaq National Market was $36.875 per share.

The address of our principal executive offices is 12312 West Olympic Blvd., Los Angeles, CA 90064, and our telephone number is (310) 979-5000.

                           ________________________

            Investing in our Series A common stock involves risks.
                    See "Risk Factors" beginning on page 3.
                           ________________________

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of Series A Common Stock shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO MAKE ANY REPRESENTATION TO THE CONTRARY.



                     This prospectus is dated June 8, 2000.

                               TABLE OF CONTENTS
                               -----------------

                                                             Page
                                                             ----
SUMMARY INFORMATION........................................     1

RISK FACTORS...............................................     2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..    19

USE OF PROCEEDS............................................    19

SELLING STOCKHOLDERS.......................................    19

PLAN OF DISTRIBUTION.......................................    20

LEGAL MATTERS..............................................    22

EXPERTS....................................................    22

WHERE YOU CAN FIND MORE INFORMATION........................    22

INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........    22

     The documents incorporated by reference in this prospectus contain, and any prospectus supplement may contain, statistical, demographic and other data concerning our markets and other matters affecting our business. That information has been derived principally from publicly available information and from industry sources and, to a lesser extent, from studies prepared by market research firms at our request. Although we believe that all of the information derived from these sources is reliable, we have not independently verified the accuracy of any of this information and we therefore cannot assure you that it is accurate.

                              SUMMARY INFORMATION

     We are a diversified new media company with interests in interactive television technology and Internet e-commerce and content businesses. We also own and operate a subscription music business, which provides continuous, commercial free music programming to homes and businesses.

     It is our goal to become a leading provider of interactive programming and services, using the television as a two-way medium for delivering entertainment, information, communication, and transactional services to viewers. We intend to create and develop programming and services that can be delivered over multiple distribution systems, such as cable television and satellite television, and which will provide appealing programming and services to consumers and economic benefits to distribution and other service providers.

     In developing our businesses we seek to leverage:

     . our relationship with Liberty Media, our parent company, and its subsidiaries and affiliates; Liberty Media's management has significant experience in programming, and has a wide range of industry relationships;

     . the relationships formed with the interactive television technology and Internet e-commerce and content companies in which we hold equity interests and the related technology, content and other services created or developed by these companies; and

     . our access agreement with AT&T Corp., the parent of Liberty Media, which provides the framework for our entering into arrangements with AT&T for the carriage of interactive programming channels over AT&T's cable television systems.

     Our principal executive offices are located at 12312 West Olympic Blvd., Los Angeles, CA 90064. Our telephone number at that location is (310) 979-5000.

                                 RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties and other information in this prospectus and in the documents incorporated and deemed to be incorporated by reference in this prospectus before deciding to buy any of the securities being offered to you. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment.

Risks Relating to Our Business

     Our business focus has recently changed and our new business is uncertain.


     We are a subsidiary of Liberty Media Corporation, which is in turn a subsidiary of AT&T Corp. On September 9, 1999, Liberty Media contributed to us a group of investments made by Liberty Media in companies involved in interactive television technologies and Internet e-commerce and content, and assigned to us its rights under an inter-company agreement between AT&T Corp. and Liberty
Media relating to the provision of interactive video services over AT&T's cable television systems. We refer to the provisions of this intercompany agreement which were assigned to us as our access agreement with AT&T. As a result of this contribution and assignment and the addition of our new management, we have changed the focus of our business to concentrate on creating interactive television channels and services, including making investments in and forming strategic relationships with companies whose technology, services or content may contribute to any interactive television business we develop. As a result, our operating history offers little information to serve as a basis for evaluating our long-term prospects.

     Our interactive television business is in a very preliminary stage of its development and to date has not generated any revenues. Although we are currently developing and seeking to acquire interactive programming and related services for our interactive television business, as yet we do not have interactive television services available for distribution. In addition, we are still developing the business plan for our interactive television business and we have not yet begun to take many of the steps that will be necessary to implement that business plan once it is finalized. For example, the development of our interactive business will require, among other things, that we:

     . enter into definitive agreements with the operators of cable television systems, direct to home satellite systems and other distribution platforms to carry any channels that we may develop;

     . acquire or develop programming, which may result in us entering into joint ventures with content providers and other third parties; and

     . enter into agreements with vendors of goods and services to be sold through our interactive television channels and with other fulfillment service providers.

     "Interactive television" is a general term used to describe an enhanced television product which will permit viewers to interact with traditional video programming in a number of ways. We anticipate that interactive television services will combine elements of internet communication and e-commerce with traditional television viewing practices to create a system which permits viewers to be given additional information about the programming they are viewing as well as enabling them to purchase goods or services or perform other tasks over their television sets. For example, by clicking a button on their remote control, a viewer might receive background information concerning the programming he is watching, order goods from a store in response to a traditional video commercial, or receive or write email or pay bills, all through a set-top box or other television-based instrument.

     The type of interactive television service currently available to satellite television subscribers and subscribers to "digital cable" television requires that information be downloaded to the set-top box through cable or satellite transmission that a separate return path, usually through the subscriber's telephone line, be used to send information from the subscriber to the service provider. In order to minimize use of the telephone line, information (such as ordering information) to be sent from the subscriber to the service provider may be stored in the set-top box until late at night when it is automatically forwarded to a processing center. Thus, this type of interactive television service generally does not permit the viewer to interact with video programming in real time.

     The other type of interactive television service, which is currently in the testing phase, provides real-time interactive functionality but requires that a subscriber have an advanced digital set-top box and be located in an upgraded cable system having two-way capability. In this type of service, all of the information exchanged between the service provider and the subscriber travels over the two-way cable plant, rather than subscriber responses being uploaded over a separate telephony return path. We believe that similar real-time functionality may be obtainable by combining satellite television distribution together with a DSL return path.

     Based upon information provided by multiple cable systems operators (MSOs), set-top box manufacturers and software providers, we currently anticipate that cable system operators will begin to introduce these real-time, two-way interactive television services in late 2000 or early 2001. We believe that deployment of interactive television services will increase as high-speed two-way communications services become available to more potential customers and as improvements in digital set-top boxes and related technology and software enable service providers to deliver more interactive functions at greater speeds. If the deployment of advanced digital set-top boxes is delayed or they are not deployed, or if high-speed data networks, such as upgraded cable systems and DSL, are not broadly deployed or adopted by consumers, our business will suffer.

     The interactive television business is largely undeveloped, will require substantial additional funding and is subject to many risks and uncertainties, including technological risks. It is uncertain whether this business can be successfully developed. As a result, we cannot assure you that we will be able to offer interactive television services as currently planned or at all, that the development of our interactive television business will not be subject to substantial delays and other unforeseen difficulties, or that our interactive television services, if commercially introduced, will be successful.

     We have generated net losses from our recent operations and we expect these losses to continue in the future.

     Our business has generated net losses for the last several years, and we do not expect our business to be profitable for the foreseeable future. Our net operating income for the three-month period ended March 31, 2000 was $118.5 million, while our net income for that period was $63.8 million. These positive amounts reported for the first quarter resulted primarily from the reversal of a portion of the accrual of stock compensation expense in prior periods. Our net operating loss for the ten-month period ended December 31, 1999 was $721.6 million, while our net loss for that period was $463.0 million. Because of the recent changes in our business, our operating history offers little information to serve as the basis for evaluating our long-term prospects.

     We depend on AT&T Corp. for a significant portion of our revenue.

     A large portion of our revenues are derived from payments made to DMX, LLC, our wholly owned subsidiary that is engaged in the subscription music business, under an agreement entered into with Tele-Communications, Inc. (TCI) in 1997. The obligations under this agreement became obligations of AT&T Broadband, L.L.C. (AT&T Broadband) as a result of AT&T Corp.'s acquisition of TCI in March 1999. Pursuant to this agreement, AT&T Broadband is to make monthly payments to us aggregating $18 million per annum, adjusted annually by any increase in the consumer price index for the prior year, for a term of 20 years. The adjusted payments for the quarter ended March 31, 2000 and the year ended December 31, 1999 were approximately $4.8 million and $19.5 million, respectively. In addition, a subsidiary of AT&T Broadband paid us an additional $2.9 million and $11.1 million in fees during the quarter ended March 31, 2000 and the year ended December 31, 1999 respectively, relating to carriage of the DMX service on AT&T's cable systems. In the aggregate, these payments were $7.7 million and $30.6 million for the quarter ended March 31, 2000 and the year ended December 31, 1999, respectively, which represented approximately 46.5% and 47.0%, respectively, of our total revenues during those periods.

     Our interactive television business depends upon our obtaining carriage over AT&T's cable systems; the terms and conditions of agreements to be entered into in connection with the AT&T access agreement are uncertain and may not be favorable to us.

     The success of our interactive television business depends in part upon our obtaining carriage over cable television systems, direct to home, or DTH, satellite services and other distribution platforms of programming we create or obtain the right to distribute. We currently do not have any carriage agreements with cable television system operators, satellite providers or other distributors. Our access agreement with AT&T provides us with certain rights regarding the provision of interactive television programming over AT&T's cable systems. The access agreement, however, does not constitute a definitive carriage agreement, but instead establishes a framework to negotiate an agreement or agreements with AT&T for carriage of our interactive video services over AT&T's cable television systems.

     Our access agreement with AT&T provides that we and AT&T shall negotiate in good faith the terms and conditions of a definitive agreement with respect to our providing interactive video services on AT&T's cable systems. It is possible that we will not be able to agree on those terms and that a single definitive agreement covering all of the interactive video services we may offer will not be entered into. Moreover, we and AT&T may decide that circumstances require that we negotiate separate agreements for each digitally compressed channel rather than one agreement covering all of the potential channels we may offer. We cannot assure you that we will ultimately enter into any agreement or agreements with AT&T for the distribution of our interactive video services over AT&T's cable systems, that we will not experience substantial delays in negotiating any such agreements with AT&T or that we will be successful in obtaining access to all or any of the channel capacity referenced in the access agreement.

     The access agreement contemplates two different types of arrangements, with AT&T entitled to elect which type of arrangement it wishes to pursue. The first would provide us with access to 6 megahertz ("MHz") of channel capacity on the AT&T cable systems for the distribution of interactive video services for a certain period of time. Based upon currently anticipated digital compression ratios, we estimate that this 6 MHz of capacity would provide between 12 and 15 separate digital channels. The second arrangement would require us to enter into separate joint ventures with AT&T as to specific interactive channels for a reasonable commercial term. Each of these joint ventures would be owned in equal proportions by us and AT&T. If the joint venture option is chosen, the access agreement provides that neither we nor AT&T may provide interactive video services in the specified categories of channels which are the subject of such joint venture other than through the joint venture. Accordingly, we may be prevented from offering interactive video services for those specified categories other than through the joint venture.

     If AT&T elects the joint venture alternative, the access agreement provides that AT&T will share revenues and expenses pro rata based on its ownership interest in the joint venture. Under the joint venture alternative, AT&T may purchase our ownership interest in the venture at fair market value at the third anniversary after the formation of the venture. We believe that, because interactive television is a new medium that has not been broadly or successfully developed in any market, the success of our interactive television development efforts may not be fully realized until after such third anniversary. If AT&T elects to purchase our interest in any joint venture, we would not participate in the future value and growth, if any, of such interactive television venture.

     The access agreement does not require AT&T to upgrade its cable systems to accomodate interactive television, deploy advanced digital set-top boxes capable of providing interactive video services or provide interactive video services to its subscribers. In addition, the access agreement does not require AT&T to utilize digital compression ratios which would maximize the number of channels which could be distributed over the 6 MHz of bandwidth referenced in the access agreement. Instead, the access agreement grants to us certain rights regarding distribution of interactive television services, should AT&T elect to make such services available to its subscribers. Therefore, we anticipate that obtaining access to AT&T's cable systems will require that we develop commercially viable interactive television programming and services which provide economic and other benefits both to AT&T and to us.

     The success of our interactive television business will depend upon our obtaining broader distribution than is available from AT&T, which we may not be able to obtain.

     Although our arrangement with AT&T potentially provides us with distribution to a large number of customers, we believe that the success of our interactive television business will be greatly limited if we do not obtain distribution of any interactive television programming we develop from other MSOs, satellite providers and other distributors. In order to obtain such distribution, we will have to create services that will make interactive television attractive to a wide array of customers and develop pricing, revenue splits and other strategies which will create an incentive for cable, DSL, satellite and other providers to carry our programming and provide the other related services, such as sufficient return path capacity and network interfaces, necessary to provide interactive television services. We may not be able to enter into arrangements with other distribution providers regarding distribution of these services, or the terms of any such arrangement or the amount of channel capacity we may be able to acquire from other distribution providers may not be sufficient for us to implement our business model and eventually achieve profitability. As of the date of this prospectus, we have not entered into distribution agreements with any other MSOs or satellite or DSL providers.

     We face challenges managing our operations and we depend on key personnel

     We may not be able to successfully manage any future periods of rapid growth or expansion, which we expect would place a significant strain on our managerial, operating, financial and other resources. As of the date of this prospectus, we have a total of five officers whose primary responsibilities involve the development of our interactive television business, and we are highly dependent upon the efforts of this core management team. Our future performance will depend, in part, upon the ability of our management to manage growth effectively. This will require us:

     .    to implement management information systems capabilities;

     . to further develop our operating, administrative, financial and accounting systems and controls;

     . to maintain close coordination among engineering, accounting, finance, marketing, sales and operations; and

     .    to hire and train additional technical and marketing personnel.

     There is intense competition for management, technical and marketing personnel in the areas of our activities. The loss of the services of any of our senior management team or the failure to attract and retain additional key employees could significantly harm our business.

     We will require financing to sustain our operations and execute our business strategy.

     We will need to obtain substantial financing in order to sustain our operations and execute our business strategy. We also may need to raise funds to respond to competitive pressures, make acquisitions or respond to unanticipated requirements. We cannot assure you that funding will be available to us in amounts or on terms acceptable to us, or at all. If sufficient funds are not available or are not available on acceptable terms, our ability to sustain our operations, execute our business strategy, take advantage of acquisition opportunities, develop or enhance our products or services, or otherwise respond to competitive pressures would be significantly impaired. If we obtain additional financing, the terms may include operating and financial restrictions that restrict our ability to incur further indebtedness, to acquire investments in other companies or to otherwise engage in business activities that we deem necessary or desirable to the development of our interactive television business.

     The covenants and restrictions in our existing and future debt instruments could have a negative effect on our business.

     The covenants and restrictions in our existing and future debt instruments could have a negative effect on our business, including impairing our ability to obtain additional financing and reducing our operational flexibility and ability to respond to changing business and economic conditions. We currently have outstanding a $100 million revolving loan facility with several banks. All loans under this facility mature on June 30, 2005. In addition, on June 30, 2000, we are required to begin making semiannual repayments of principal in addition to quarterly payments of interest on this facility. This facility has been used primarily to finance the business of DMX. The available amount under this facility has been drawn upon and no further borrowings under it are permitted. The terms of the agreement relating to this $100 million revolving loan facility require that we comply with a number of financial and other restrictive covenants. For example, it prohibits us from:

     . incurring indebtedness in excess of an amount based on a financial leverage ratio covenant;

     .    incurring liens on any of our assets, subject to exceptions; and

     . making investments in the securities of any person, subject to exceptions.

     Under the $100 million revolving loan agreement, neither Liberty Digital nor any "restrictive subsidiary" under the loan agreement is permitted to make minority investments in other companies. To date, our minority equity investments have been made through unrestricted subsidiaries with funds contributed or advanced by Liberty Media or with shares of Series A Common Stock. We intend to either amend or refinance this facility to provide us increased flexibility in managing our operations and funding the development of our interactive television business, including acquiring or making minority investments in interactive technology and Internet e-commerce and content businesses. However, we cannot assure you that we will be able to do so or that the terms of any amended loan agreement or any new credit facility will not be more restrictive than those currently in effect.

     The agreement also contains financial covenants, including requirements that we maintain specified ratios of total debt to annualized operating cash flow, of annualized operating cash flow to pro forma debt service, and of annualized operating cash flow to total interest expense.

     Any failure to comply with the restrictions and covenants in our $100 million revolving loan agreement or any other present or future credit facility would generally result in a default under the facility, permitting the lenders to declare all debt outstanding under that facility to be immediately due and payable. Further, a default under any debt facility could, under cross-default provisions, result in defaults under other debt instruments, entitling other lenders to declare all debt outstanding under those other facilities to be immediately due and payable. If any declaration of acceleration were to occur, we might be unable to make those required payments or to raise sufficient funds from other sources to make those payments. In addition, to the extent that any of our indebtedness is secured by collateral, the lenders will generally have the right to foreclose upon the collateral upon a default. Accordingly, a default under any debt instrument could have a material adverse effect on our business.

Risks relating to the development of our interactive television business

     The development of our interactive television business depends upon the deployment of advanced communications systems and digital set-top boxes that support interactive television services.

     Interactive television services are currently available to customers of certain direct to home satellite services and to cable television subscribers located in cable systems equipped with first-generation digital set-top boxes. These services typically utilize "store and forward" and other techniques using the customer's telephone line as a return path to the person processing the information. These services offer limited interactivity in that customer responses may be stored in the set-top box and later communicated by telephone to the service provider and, therefore, may not provide customers with a compelling interactive experience. Several cable system operators have announced their intention to begin making real-time, two-way interactive television services available to their subscribers in late 2000. In order to receive such services, subscribers would need to be located in an upgraded cable system and have an advanced digital set-top box. Broad deployment of two-way real-time interactive television services will depend upon the cable operators' continued upgrade of their cable systems and the availability of advanced digital set top boxes. Therefore, the growth of our interactive television business will be dependent upon the deployment of advanced digital set-top boxes, as well as the upgrading and deployment of cable and other high-speed data systems, all of which are outside our control. Any delay in system upgrades or the availability of digital set-top boxes will adversely affect our ability to develop an interactive television business.

     Our interactive television business will not succeed unless third parties deploy digital set-top boxes that support interactive television.


     The success of our interactive television business also depends on the deployment of digital set-top boxes that support interactive television. AT&T, other MSOs and satellite television system operators have no obligation to deploy set-top boxes capable of supporting interactive television. AT&T, other MSOs and satellite providers, based on their own business plans, may elect not to deploy digital set-top boxes or not to do so within a time frame that would benefit our goal to develop and profit from the provision of interactive television services. In addition, the digital set-top box deployed by AT&T and other MSOs could be of a type that supports new services that they intend to provide to their subscribers, such as telephony, but not interactive television.

The failure to deploy digital set-top boxes that support interactive television will have a material adverse effect on our ability to develop an interactive television business.

     The physical plant upgrades necessary for interactive television may not occur on a timely basis.

     In addition to the deployment of advanced digital set-top boxes, the success of interactive television will require the availability of high-speed two-way communications systems. AT&T and many other MSOs are in the process of upgrading the hardware and wiring of their cable television systems to two-way capability for their own business purposes, such as providing local telephony and Internet access services. Other providers, including local telephone companies, are upgrading their plant in order to make DSL services available to their customers. The availability of DSL services, however, depends on a number of factors, including the distance between the customer's location and the local telephone switching station, the quality of the copper wiring running to the customer's location and certain required plant upgrades and hardware additions. If the system upgrades are not completed in a timely fashion or are undertaken only in limited geographical areas, our interactive television business may not reach enough viewers to be successful. If a sufficient number of systems are not upgraded or the upgrades do not occur in a timely manner we will not be able to successfully implement an interactive television business.

     In addition, the availability of interactive television services will depend upon the willingness of cable operators or other service providers to make certain of their resources available to providers of interactive television services. These resources include sufficient downstream and return path bandwidth to provide real time interactivity, network interfaces and systems integration services. Cable operators and other service providers are under no obligation to provide these services and may choose to devote their resources to products and services other than interactive television.

     We may not be able to fund the development of our interactive television business or investments in interactive television technology or Internet e-commerce or content business.

     Currently, revenues generated by our business operations are not sufficient to cover the anticipated expenses of developing our interactive television business and will not be sufficient to fund our operations and investments. We will have to expend a significant amount of funds on the development of interactive television before revenues, if any, will be derived from such development efforts. In addition, we will need additional funds in order to take advantage of opportunities to invest in interactive television or related businesses. To date, we have not generated any significant cash flow from our operations and have primarily relied on capital contributions and advances from Liberty Media to fund our investment strategy and development of our interactive television business and our bank line of credit to fund our music services operations. As of the date of this prospectus, we have borrowed the full amount available under our revolving credit facility and we have only limited availability under our existing agreements with Liberty Media. Liberty Media has no obligation to make funds available to us beyond the amounts contemplated by these arrangements. If in the future Liberty Media were to agree to provide us funds, such advances may take the form of additional equity purchases or indebtedness. The terms under which such funds are made available would be separately negotiated between us and Liberty Media. Because we are controlled by Liberty Media, any such negotiations would not be considered to be on an arms'- length basis; however, our directors, including the officers or directors of Liberty Media who are members of our board, have fiduciary duties to act in the best interests of the company and all of its stockholders. Moreover, we cannot assure you that Liberty Media will agree to advance any or all additional funds required by us. If we need money from other sources, we may not be able to find a source to provide us with the needed funds on terms which are acceptable, or at all, or which would not restrict our ability to develop our interactive television business.

     We may be required to pay premium prices to those providing services which are critical to our interactive television business.

     Providing interactive television services will require the integration of services provided by a number of separate service providers. Although there are currently a number of separate companies providing each of these services, we can offer no assurance that this competition will continue in the future. If a provider of a critical service ceases to have effective competition, it may be able to extract premium prices for the services it provides. If we were required to pay these higher fees and are not able to pass them along to others, our ability to generate profits may be adversely effected.

     The creation of an interactive television business depends on our ability to enter into strategic content alliances and agreements for network and fulfillment services, which we may not be able to achieve.

     In order to develop interactive television channels, we must obtain or create programming optimized for interactive television and integrate the various network and fulfillment services necessary to provide interactive video services for each channel developed. Although we have made investments in several entities which we believe may provide some of the basic programming and network services required for our interactive television service, we have not yet entered into any strategic alliances or other agreements for such programming or network or fulfillment services. The content for any interactive television channels we develop depends on our ability to enter into strategic alliances, on favorable terms, pursuant to which we would be entitled to use the provider's content, brand name and other resources. In addition, we will need to enter into arrangements with providers of the network services necessary to provide interactive television services to customers and with companies providing packaging, shipping and other fulfillment services required to complete transactions initiated through our interactive television services. We may not be able to enter into these agreements on terms favorable to us or at all. The failure to obtain or a delay in obtaining these services will adversely affect our ability to develop an interactive television business.

     Our success in developing an interactive television business depends on customer acceptance.

     The interactive television business is in its early stage of development. It is uncertain whether this business can be successfully developed. While the current version of interactive television using a telephone return is being deployed with some success, we believe that the interactive television business will not fulfill its potential until high-speed two-way communication services are broadly available. Interactive television using the two-way capability of upgraded cable systems or DSL systems has not yet been broadly or successfully deployed in the United States. Previous attempts to develop and market interactive television have failed for a variety of reasons, including lack of customer acceptance. Customer acceptance will depend upon, among other factors,

     . the amount of any additional cable or service provider fees charged to customers who wish to receive interactive television;

     . third party or service provider charges to purchase or rent the components necessary to receive interactive television services, such as advanced set-top boxes, additional telephone lines or cable or DSL modems;

     . our ability to develop interactive television programming that is user-friendly, attractive to consumers and economically beneficial to us;

     . our ability to develop and implement software and other capabilities to provide customers with a ready to use electronic commerce experience, including fulfillment of orders; and

     .    customer satisfaction with security and subscriber privacy.

     Even if two-way interactive television is developed, there is no certainty that consumers will accept this new offering in numbers sufficient to provide economic success, which means that the timing and amount of any return on our investment in interactive television cannot be determined at this time.

     Our new business depends on key personnel.

     Our interactive television business is in the developmental stage. We have a core management group, but in order to develop and expand our business, we will need to recruit additional management and other personnel and develop the managerial structures necessary to operate our interactive television business.

     Our ability to recruit and retain additional management and other personnel will be critical to the development of our interactive television business. Existing management's familiarity with developing and distributing programming, and in developing investment strategies and strategic alliances with companies engaged in businesses that may provide services or content to any interactive television channels we develop, make them especially valuable to us. The loss of the services of Lee Masters, our President and Chief Executive Officer, in particular could harm our ability to develop our new business. We have an employment agreement with Mr. Masters with a term through December 15, 2003. In addition, we have adopted a Deferred Compensation and Stock Appreciation Rights Plan in which Mr. Masters is the sole participant. Any amounts payable to Mr. Masters under the deferred compensation portion of the Deferred Compensation and Stock Appreciation Rights Plan are payable only upon termination of his employment. Depending on the value attributable to the deferred compensation portion of the Deferred Compensation and Stock Appreciation Rights Plan upon vesting, Mr. Masters may have an incentive to terminate his employment in order to receive these deferred compensation payments. We maintain no key-person life insurance.

     Others may develop competing interactive television services, which would compete with any services we eventually develop.

     We may face competition from third parties in our efforts to develop our interactive television services business. Our potential competitors include MSOs, including AT&T, satellite distributors, DSL providers, major movie and television studios, broadcast and cable television programming companies, technology companies, including Microsoft Corporation, Internet companies, such as America Online Inc., and entertainment companies. Potential competitors may have resources, including access to capital, that will provide them with a competitive advantage over us. Further, if MSOs, satellite and/or DSL providers develop their own interactive television programming for distribution on their systems, the potential market for our programming will be reduced.

     Although Liberty Media has adopted a policy that we will be the primary vehicle for its pursuit of opportunities in interactive programming, there can be no assurance that this policy will not change in the future. There are also exceptions to Liberty Media's policy.

     Liberty Media has adopted a policy that we will be the primary (but not exclusive) vehicle of Liberty Media for the pursuit of corporate interactive programming opportunities that are provided or otherwise made available to Liberty Media. The policy is subject to a number of exclusions and limitations and may be changed or terminated by Liberty Media. Benefits that we may derive from the policy may be limited or less than expected for any number of reasons.

     We may not be able to dispose of our equity investments in a timely manner or when it would be most advantageous for us to do so.

     At the present time we do not have any plans to sell any of the minority equity interests in the various companies in which we have interests. However, in the future we may determine that it is appropriate to sell all or a portion of those interests for any number of reasons, including to provide funds for development of our interactive television business or for other strategic investments. Buy-sell procedures, repurchase rights and other transfer restrictions, as well as market and other conditions largely beyond our control, will affect our ability to engage in such sales, the timing of such sales and the amount of proceeds from such sales. As a result, we may not be able to sell all or any portion of our investments or, if we are able to sell, we may not be able to sell at favorable prices. If we are unable to sell our investment assets quickly and at favorable prices, our ability to fund the development of our interactive television business could be harmed.

     The liquidity and value of our investments in the entities in which we hold interests may be adversely affected by stockholder agreements and similar agreements to which we are a party.

     A significant number of the equity securities we own are held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and consequently the realizable value, of those securities. Most of these agreements subject the transfer of the stock, partnership or other interests which we own to rights of first refusal of the other stockholders or partners or other buy/sell arrangements. In addition, these securities were purchased in private transactions and have not been registered under the securities laws. As a result, even though the type of security we own may be publicly traded, we would have to request registration or wait until a sale under Rule 144 became available in order to sell our interest publicly. Exercise of our registration rights would usually require other holders to join with us in order to require an issuer to effect registration of our interest. These provisions restrict our ability to sell those equity securities and may adversely affect the price at which those securities may be sold. For example, in the event buy/sell procedures are initiated at a time when we are not in a financial position to buy the initiating party's interest, we could be forced to sell our interest at a price based on the value established by the initiating party, and that price might be significantly less than what we might otherwise obtain.

     We do not have the right to manage the entities in which we hold interests, which means we cannot cause those entities to operate in a manner that is favorable to us.

     Other than our wholly owned subsidiary DMX, LLC, we do not have the right to manage the businesses or affairs of any of the entities in which we hold interests. Rather, our rights, at most, may take the form of representation on the board of directors or a partners' or similar committee that supervises management or possession, usually in conjunction with other equity holders, of veto rights over significant or extraordinary actions. The scope of these veto rights varies from agreement to agreement. The ability to exercise these rights will often depend upon the amount of our equity ownership and the presence of other investors willing to join with us in vetoing an action. Although our board representation and veto rights may enable us to prevent an entity from undertaking an extraordinary corporate transaction, such as a merger, or from paying a dividend or making a distribution on its securities, it would not enable us to cause these actions to be taken.

Risks relating to our music business

     Our music services business depends on music rights licensed from third parties.

     We license rights to rerecord, program and distribute music from a variety of sources, and pay royalties to record companies, songwriters and publishers through contracts negotiated with record companies and performing rights societies such as the Recording Industry Association of America, or RIAA, the American Society of Composers, Authors and Publishers, known as ASCAP, Broadcast Music, Inc., known as BMI, and the Society of European Stage Authors and Composers, known as SESAC. Our agreements with several of these performing rights societies have expired and our licenses are continuing under interim agreements while new terms are being negotiated. In addition, certain of these agreements limit our rights to specific distribution platforms and may not cover distribution platforms we may seek to use in the future. Our failure to enter into new agreements on favorable terms with the performing rights societies could have an adverse impact on us.

     The amounts we pay for licensed rights may increase as a result of ongoing negotiations and pending rate court proceedings.

     In general, when our license agreements with the performing rights societies expire we seek to negotiate new license agreements with the societies and, if we are unable to agree, seek arbitration or commence rate court proceedings. We currently have several rate court proceedings pending. These proceedings focus primarily on the license fees payable and are generally done on an industry-wide basis. The level of our participation in these proceedings varies from case to case. The outcome of these proceedings will affect the amount of license fees we will be required to pay in the future and may require retroactive adjustments to the fees we have been paying under our interim agreements. We are unable to predict what the terms of our new arrangements with the rights societies will be or when agreements will be reached or rate court proceedings concluded. If the new agreements or the results of rate court proceedings require us to pay greater royalties and license fees, our operating results may be adversely impacted.

     We depend on satellite delivery capabilities of third parties to deliver our music services, and a failure of any of such satellites could have an adverse impact on us.

     Our DMX music services are delivered to cable television system operators and direct to home satellite customers via satellite transmissions from commercial satellites on which we lease transmission capacity. We rely upon the owners of the satellites to provide the tracking, maintenance and repair necessary to maintain transmission capacity and signal quality. We cannot assure you that we will not experience satellite failures, or that the satellites we use will remain in operation through their projected useful lives. Satellite failure could result in disruptions in service to our customers, additional expenditures for satellite receiver re-pointing and new receiving equipment, and could damage our relationships with our clients. As a result, satellite failure could have a material adverse effect on our financial condition and results of operations.

     There are a limited number of satellites with orbital positions suitable for transmission of our signals and a limited number of available transponders on those satellites. Satellite transponders receive signals, translate signal frequencies and transmit signals to receiving satellite dish antennas. If signals become unavailable due to satellite failure or if third parties are unable to provide transponder services to us we would have to seek alternative satellite or transponder facilities. However, alternative facilities may not be available on a timely or cost-effective basis, or may be available only on a satellite that is not positioned as favorably as our current satellites and may therefore require us to expend money to re-direct subscribers' satellite dishes or may require a change in the frequency currently used to transmit and receive our signal.

     When our existing transponder lease agreements expire, we may be unable to renew these agreements on terms as favorable as we currently have in place. If we are required to enter into new transponder lease agreements with other satellite providers, we cannot assure you that we will be able to do so on terms as favorable as those in our current agreements. Any one or more of these events could require us to incur additional expenditures and could degrade our ability to serve our customer base and have a material adverse effect on our financial condition and results of operations.

     We may be unable to successfully compete in the music services industry.

     We compete with many local, regional, national and international providers of music services to residential and commercial locations. National and international competitors such as AEI Music Network, Inc., Muzak Limited Partnership and Music Choice are typically large, well-capitalized entities that target customers with multiple locations. Local and regional competitors are typically small entities that target businesses with few locations. Some of our competitors have substantially greater financial, technical, personnel and other resources than we do.

     In addition, "Internet radio" and similar services have begun to be offered over the Internet. As "always on" Internet connections, such as DSL and cable modem services, become more prevalent, Internet music services, many of which are currently offered for free to customers, may compete with DMX's subscription service.

     We may be unable to keep pace with technological change affecting the production and delivery of our products.

     There are numerous methods by which our existing and future competitors can deliver programming, including various forms of direct broadcast satellite services, wireless services, fiber optic services, digital compression over existing telephone lines, advanced television broadcast channels, digital audio radio service and the Internet. Competitors may use different forms of delivery for the services we offer, and customers may prefer these alternative delivery methods. We may not have the financial or technological resources to adapt to changes in available technology and our clients' preferences.

     We cannot assure you that we will be able to use, or compete effectively with competitors that adopt, new delivery methods and technologies, or keep pace with discoveries or improvements in the communications, media and entertainment industries. We also cannot assure you that the technology we currently rely upon will not become obsolete. Adopting new technologies may require us to make significant expenditures in order to compete effectively. Advances in telecommunications technology and Internet music delivery systems could lower the barriers to entry in the business music industry and result in increased competitive pressure on us.

     Changes in the regulation of the transmission of our music services could adversely affect our business.

     We are subject to regulation by the United States government. Our business prospects could be adversely affected by the adoption of new laws, policies or regulations that change the present regulatory environment. The Federal Communications Commission (FCC) licenses the radio frequencies used by satellites on which we transmit our services in the United States. If the FCC or any other person revokes or refuses to extend authorizations for the frequencies used by any of these satellites, we would be required to seek alternate satellite facilities. To the extent that our international activities require distribution of our music services over satellites licensed by foreign countries, our use of such satellites will be subject to regulation by these foreign governmental entities.

Risks Relating to Our Series A Common Stock

     The market for our Series A Common Stock is volatile.

     Since Liberty Media contributed to us a group of its investments in companies involved in interactive television technologies and Internet e-commerce and content, and assigned to us certain of its rights under an inter-company agreement with AT&T relating to the provision of interactive video services over AT&T's cable television systems, the trading price of our Series A Common Stock has been extremely volatile, and it is likely to continue to be extremely volatile.

     The volatility of the trading price of our Series A Common Stock is partly attributable to a relatively small public float. At May 31, 2000, our public float (defined as shares held by non-affiliates that are not subject to transfer restrictions under the securities laws) was approximately 16,144,970 shares, and our average weekly trading volume over the preceding six month period ended May 31, 2000 was approximately 309,644 shares. As a result, the trading price of the Series A Common Stock can be materially affected by a relatively limited number of trades in the public market.

     The fluctuating value of our minority equity interests in publicly traded companies and market fluctuations generally may affect the trading price of our Series A Common Stock.

     We hold minority equity interests in publicly-traded and private interactive television technology and Internet e-commerce and content companies. In addition, it is possible that some investors may view our company primarily as a new media business. The trading prices of new media and Internet stocks in general have experienced extreme price and volume fluctuations in recent months. The valuations of many new media and Internet stocks are extraordinarily high based on conventional valuation standards such as price-to-earnings and price-to-sales ratios. These valuations may not be sustained. Any negative change in the public's perception of the prospects of new media or Internet companies could, in turn, have an adverse impact on the perceived value of our company and could depress the trading price of our Series A Common Stock. Other broad market and industry factors may also result in a decrease in the trading price of our Series A Common Stock, regardless of our operating performance. In the past, securities class-action litigation often has been instituted following significant declines in the market price of a company's common stock. Litigation of this type, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could harm our business.

     Future sales of Series A Common Stock by our existing stockholders or employees may depress the market price of the Series A Common Stock.

     The market price of our Series A Common Stock could decline as a result of sales by our stockholders or employees of our Series A Common Stock in the public market, or the perception that these sales may occur. This risk is heightened by the relatively small public float and average daily trading volume of our Series A Common Stock. Sales of this nature also might make it more difficult for us to sell equity securities in the future at a time and at a price that is most beneficial to us. As of May 31, 2000, Liberty Media beneficially owned 210,781,557 shares of our Series A Common Stock, including shares issuable upon conversion of our Series B Common Stock and Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock held by Liberty Media as of that date was convertible into a total of 26,911,416 shares of Series B Common Stock, and each share of Series B Common Stock is convertible into one share of Series A Common Stock. We have entered into a registration rights agreement with Liberty Media covering all of its shares of Series A Common Stock and Series B Common, including shares issuable on conversion of other securities, including the Series B Convertible Preferred Stock. Under this agreement, Liberty Media may require us to register its shares under the Securities Act of 1933 for resale to the public on up to six separate occasions, and also has the right, subject to customary "cut-back provisions," to require that we include its shares in any other registered public offering of Series A Common Stock or other equity securities we make. In addition, Liberty Media may require that we list the Series B Common Stock on a securities exchange or similar quotation system.

     We have in recent months made minority equity investments in companies through issuance of shares of our Series A Common Stock in exchange for unregistered securities of these companies. As of May 31, 2000, we have issued 1,836,491 shares of our Series A Common Stock in these transactions, and we expect to continue to seek to acquire investments in exchange for shares of our Series A Common Stock. Investments of this type may be dilutive to our stockholders, particularly if the value of those investments declines. The shares we issue in these transactions have not, to date, been registered under the Securities Act of 1933, and, therefore, have not been freely tradeable in the public market. We have agreed to register the resale of all of these shares under the Securities Act on this registration statement.

     We have issued stock appreciation rights under a deferred compensation and stock appreciation rights plan. Under the terms of this plan, the holder of a right is entitled to receive an amount, payable at our option in either cash or shares of Series A Common Stock, equal to the difference between the market price of our Series A Common Stock and $19.125. Accordingly, the amount we will be required to pay under these rights will increase to the extent that the market price of our Series A Common Stock increases. Had all of these rights been vested and exercised on May 30, 2000, and had we elected to satisfy our payment obligation through the issuance of shares of our Series A Common Stock, we would have been required to issue 8,817,762 shares of our Series A Common Stock. Any shares we issue in satisfaction of our obligations under our deferred compensation and stock appreciation rights plan must be registered under the Securities Act and freely transferable by the recipients in the public market. In addition, Liberty Media is required to provide price protection to the recipient for the shares we may issue in satisfaction of these obligations. This price protection applies to the extent shares are sold within 180 days of their issuance. As a result, the recipient of these shares may elect to sell shares sooner and at a lower price than he or she might otherwise have sold because of the availability of this price protection. The issuance of shares of Series A Common Stock in fulfillment of our obligations under our deferred compensation and stock appreciation rights may result in significant dilution to our stockholders, and the sale of these shares in the public market may have an adverse effect on the market price of our Series A Common Stock.

     Our quarterly results may fluctuate, which may adversely affect the trading price of our Series A Common Stock.

     Our quarterly operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including:


     . fluctuations in expense accruals related to our deferred compensation and stock appreciation rights plan and our incentive stock plan, which accruals are directly related to the trading prices of our Series A Common Stock at the end of each quarter, are reflected on our quarterly statement of operations and have in the past produced significant fluctuations in our reported results of operations;

     . the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

     .    budgeting, purchasing and payment cycles of our customers;

     . changes in general economic conditions, such as recessions, that could affect capital expenditures and recruiting efforts in the new media business;

     .    the magnitude and timing of our marketing initiatives;

     .    the maintenance and development of our strategic relationships;

     .    the attraction, retention and training of key personnel; and

     .    our ability to manage our anticipated growth and expansion.

     We intend to focus our business efforts on developing our interactive television business, and we expect to expend a significant amount of funds on those efforts. To date, our historical results of operations have been largely confined to our audio music business. Hence, you should not rely on our past financial performance, nor should you rely on quarter-to-quarter comparisons of our results of operations, as an indication of our future financial performance.

     It is likely that in some future quarters our revenues or operating results may be below the expectations of securities analysts and investors. For example, because we plan to significantly increase our operating expenses to develop our interactive television business, any unanticipated falloff in our revenues in any quarter could result in our operating results being lower than expected. This risk is heightened by the fact that we have not to date derived any revenues from our interactive television business and cannot predict when or if our interactive television business will generate any revenues. If our revenues or operating results are below analysts' and investors' expectations, the trading price of our Series A Common Stock is likely to decline, perhaps significantly.

Risks related to our company

     We are controlled by Liberty Media Corporation.

     As of May 31, 2000, Liberty Media beneficially owned approximately 40.0% of the outstanding shares of our Series A Common Stock, all of the outstanding shares of our Series B Common Stock and all of the outstanding shares of our Series B Convertible Preferred Stock, which, assuming conversion of the Series B Convertible Preferred Stock held by Liberty Media into Series B Common Stock, collectively represented approximately 99.1% of the voting power of all outstanding shares of our capital stock at that date. Therefore, Liberty Media currently has the voting power to control all matters requiring approval of our stockholders voting as a single class. For example, Liberty Media can elect our entire board of directors and approve or reject any matter submitted to a vote of our stockholders. This concentration of ownership would prevent any third party from effecting a change of control of our company, absent Liberty Media's approval. Liberty Media's interests may not be the same as yours.

     Our officers and directors may have conflicts of interest.

     Certain members of our management and board of directors are also members of the management and board of directors of Liberty Media. Robert R. Bennett, one of our directors, is a director, President and Chief Executive Officer of Liberty Media. Gary S. Howard, one of our directors, is also a director, Executive Vice President and Chief Operating Officer of Liberty Media. David B. Koff, our Vice President and one of our directors, is a Senior Vice President of Liberty Media. Our directors have fiduciary obligations under Delaware law to us and all of our stockholders. Messrs. Bennett and Howard, as directors of Liberty Media, also have fiduciary obligations to Liberty Media and to AT&T, as the sole stockholder of Liberty Media. Messrs. Bennett, Howard and Koff hold options to acquire shares or hold restricted shares (or both) of AT&T Class A Liberty Media Group common stock, and options to acquire shares of our Series A Common Stock.

     Our operating income is impacted by changes in the trading price of our Series A Common Stock, which affects accruals relating to an employee compensation arrangement; an increase in our trading price will negatively impact our reported results of operations.

     Our quarterly results can be significantly affected by accruals relating to employee benefit plans caused by changes in the trading price of our Series A Common Stock. An increase in the trading price of the Series A Common Stock over the previous quarter will result in an increase in our stock compensation expense accruals, thereby decreasing our net operating income (or increasing our net operating loss) to the extent of the accrual. Conversely, a decrease in the price of our Series A Common Stock over the previous quarter will result in the reversal of a portion of the expenses accrued for the previous quarter or quarters, thereby increasing our net operating income (or decreasing our net operating loss) to the extent of the reversal. For example, at March 31, 2000, these accrued liabilities were $463.9 million, as a result of the liabilities at December 31, 1999 being reversed in the amount of $136.1 million.

     Our operations are subject to constraints imposed by the Investment Company Act.

     Our operations are subject to constraints imposed by the Investment Company Act of 1940. While we are primarily engaged in the business of developing interactive programming and services and operating our subscription music services business, we hold minority equity interests in companies engaged in the interactive television technology business and in Internet businesses.

     Under the Investment Company Act, a company which owns investment securities, as defined, with a value exceeding 40% of the value of its total unconsolidated assets is deemed to be an investment company subject to regulation under that Act, unless it can rely on an available exemption. Investment securities include all securities except, among others, securities of majority-owned subsidiaries that are not themselves investment companies. Under applicable rules, an investment may also be deemed not to be an investment security if the holder exercises "primary control" over the issuer. Substantially all of our minority investments in interactive technology and Internet companies are considered "investment securities." As a result, we are subject to the risk that we will be considered an investment company as a result of these investments.

     A company that is deemed to be an "investment company," and which is not exempt from the provisions of the Investment Company Act, is required to register as an investment company under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

     We believe that our business and the composition of our assets are such that we are not an "investment company" required to register under the Investment Company Act, and we intend to conduct our business in a manner designed to avoid becoming subject to regulation under the Investment Company Act. To avoid regulation under the Investment Company Act, our operations will to an extent be limited by concerns that we not acquire investments in companies where the nature and size of our investments are such that we may fall within the definition of an investment company. These considerations could require us to dispose of otherwise desirable assets at disadvantageous prices, structure transactions in a manner that assures that we have a majority interest or primary control, irrespective of whether such a structure is the one that is most desirable, or avoid otherwise economically desirable transactions. In addition, events beyond our control, including significant appreciation in the market value of certain of our publicly traded investments that are investment securities, could result in our becoming an inadvertent investment company. If we were to become an inadvertent investment company, we generally would have one year to divest a sufficient amount of investment securities and/or acquire other assets or businesses sufficient to cause us to no longer be an investment company subject to registration under the Investment Company Act.

     If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties would not be able to enforce contracts against us (unless a court finds that enforcement would be more equitable and consistent with the Investment Company
Act), or could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

     We may not have sufficient funds with which to redeem our Series B Convertible Preferred Stock upon any requested redemption of that stock by the holders.

     Under the certificate of designation for our Series B Convertible Preferred Stock, at any time on and after June 30, 2006, or prior thereto if a "default" (as defined in the certificate) has occurred and is continuing, the dividend rate on the Series B Convertible Preferred Stock would increase from 5% to 7% per year and any holder of our Series B Convertible Preferred Stock would have the right to require us to redeem all or a portion of its shares. The redemption price per share equals the sum of:

     .    the initial liquidation preference of $1,000;

     . all accrued dividends added to and remaining part of the liquidation preference on the redemption date; and

     .    all accrued but unpaid dividends to the redemption date.

     A "default" is defined in the certificate of designations as:

     . any default or event of default under and as defined in any indebtedness of Liberty Digital of $20 million or more;

     . the failure of Liberty Digital to declare and pay when due any quarterly cash dividend on the Series B Convertible Preferred Stock; and

     . certain events of bankruptcy, insolvency or reorganization of our company.


     Liberty Media, which, as of the date of this prospectus, owns all of the outstanding shares of the Series B Convertible Preferred Stock, has waived its right to require that we redeem all or any portion of the shares of Series B Convertible Preferred Stock as a result of a default caused by our failure to declare and pay cash dividends on such shares when due. This waiver will terminate on December 31, 2000 unless sooner terminated because of a failure by us to declare and pay any quarterly dividend either in cash or by adding the applicable amount of the dividend to the liquidation preference of the Series B Convertible Preferred Stock as required by the certificate of designation. In addition, the waiver will terminate in the event that Liberty Media ceases to own shares representing a majority of the voting power of our Common Stock.

     As of May 31, 2000, the redemption price of our Series B Convertible Preferred Stock (including accreted dividends) aggregated approximately $156,759,000. We cannot assure you that we will have sufficient funds available to redeem all of the outstanding shares of our Series B Convertible Preferred Stock at such time as the holder(s) of those shares are entitled to demand redemption.

     Our business is subject to risks of adverse government regulation.

     The Federal Communications Commission regulates the providers of satellite communications services and facilities for the transmission of programming services, the television systems that carry such services, and, to some extent, the availability of the programming services themselves through its regulation of program licensing. Cable television systems and other forms of video distribution are also regulated by municipalities or other state and local government authorities. Cable television companies are currently subject to federal rate regulation on the provision of basic service. Continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for our music services or any interactive television channels we may develop and the regulatory carriage requirements could adversely affect the number of channels available to carry our music services or any interactive television channels we develop.

     The regulation of programming services, cable television systems, satellite carriers and television stations is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation.

     The Internet companies in which we have interests are subject, both directly and indirectly, to various laws and governmental regulations relating to their respective businesses. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. For example, the Digital Millennium Copyright Act, enacted into law in 1998, protects certain qualifying online service providers from copyright infringement liability, the Internet Tax Freedom Act, also enacted in 1998, placed a three year moratorium on new state and local taxes on Internet access and commerce, and under the Communication Decency Act, an Internet service provider will not be treated as the publisher or speaker of any information provided by another information content provider. However, due to the increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. A number of states also have been considering legislation which would impose restrictions on the Internet such as privacy protection. Such laws and regulations may cover issues such as user privacy, defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The adoption of such laws and regulations in the future may slow the growth of commercial online services and the Internet. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel, personal privacy and taxation is uncertain and could expose such online services to substantial liability. Finally, the global nature of the Internet could subject us to laws of a foreign jurisdiction in an unpredictable manner.
Because the interactive television business is newly formed and, to some degree, combines elements of several industries, each of which may be subject to varying degrees of governmental regulation, we are unable to predict the degree to which our interactive television business will be affected by governmental regulation.

     Delaware law and provisions in our charter and bylaws may discourage a change of control of Liberty Digital.

     Liberty Digital is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation law. Section 203 provides that persons acquiring 15% or more of our common stock without our prior approval may become subject to restrictions on engaging in certain transactions with us, including mergers or other business combination. Liberty Media acquired its shares of Series A Common Stock, Series B Common Stock and Series B Convertible Preferred Stock in transactions approved by us and, therefore, it is not subject to these statutory restrictions.

     Some of the provisions of our certificate of incorporation and bylaws may have the effect of making more difficult an acquisition of control of Liberty Digital in a transaction that is not approved by our board of directors and Liberty Media. These provisions include:

     . the disparate voting rights of our Series A Common Stock, which is entitled to one vote per share, and Series B Common Stock, which is entitled to ten votes per share, and that such series vote together on matters presented to stockholders except as otherwise required by law;

     . that stockholder action may be taken by written consent, which would enable Liberty Media, acting by itself, to approve certain actions without having a stockholder meeting;

     . provisions giving our board of directors the power to issue up to 5 million shares of preferred stock (inclusive of all of our currently designated preferred stock), and to fix the rights and preferences of the preferred stock, without further authorization of our common stockholders;

     .    the requirement of a supermajority vote to approve specified actions;

     . the requirement that a stockholder desiring to nominate any person for election to our board of directors comply with certain procedures, including an advance notice requirement;

     . provisions requiring a supermajority vote of our directors to increase the size of our board of directors and to amend our by-laws; and

     . that directors may only be removed for "cause" (as defined in our Certificate of Incorporation) and upon a two-thirds vote of our stockholders.

     In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

     Many of these provisions generally are designed to permit us to develop our businesses and foster our long-term growth without the disruption caused by the threat of a takeover not deemed by our board of directors to be in our and our stockholders' best interests. These provisions may also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us even though these attempts might be economically beneficial to us and our stockholders. In addition, for so long as Liberty Media owns a majority of the voting power of our common stock, no tender offer or other attempt by a third party to obtain control of our company can be successful without Liberty Media's participation or approval.

                        CAUTIONARY STATEMENT REGARDING
                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risk and uncertainties. The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus, or in the documents incorporated or deemed to be incorporated by reference into this prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, achievements, plans and objectives to differ materially from any future results, performance, achievements, plans and objectives expressed or implied by these forward-looking statements. Such risks, uncertainties and other factors include those described under the heading "Risk Factors."

     You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated or deemed to be incorporated by reference in this prospectus might not occur.

                                USE OF PROCEEDS

     This prospectus relates to shares of our Series A Common Stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of Series A Common Stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the Series A Common Stock. See "Plan of Distribution."

                             SELLING STOCKHOLDERS

     Based upon information available to us as of May 31, 2000, the following table sets forth the name of each selling stockholder, and with respect to each selling stockholder, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that will be owned after the sale of the registered shares, assuming all of the shares are sold:

                             Shares Beneficially                   % of Class after
                             Owned Prior to the    Shares Being   Completion of this
Name                              Offering          Offered/1/         Offering
-----                             --------          ----------         --------
Cendant Corporation                813,215            813,215             *
Kozmo.com, Inc.                    185,536            185,536             *
Alloy Online, Inc.                 837,740            837,740             *

-----------------------
/1/ Sales of such shares may also be restricted pursuant to agreements entered into by us with each such holder. See "Plan of Distribution."

 *   Less than 1%.

                             PLAN OF DISTRIBUTION

     We are registering the shares offered under this prospectus on behalf of the selling stockholders. As used in this prospectus, "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below.

     Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares and that no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholder.

     In connection with the sale of shares, the selling stockholder may: (i) enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; (ii) sell short or deliver shares to close out positions; or (iii) loan shares to brokers, dealers or others that may in turn sell such shares.

     The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (that compensation as to a particular broker-dealer might be in excess of customary commissions).

     Each selling stockholder and any broker-dealers that act in connection with the sale of shares may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

     Because each selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, each selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Each selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided he meets the criteria and conforms to the requirements of Rule 144.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose:

     . the name of the selling stockholder and of the participating broker-dealer(s),

     .    the number of shares involved,

     .    the price at which such shares were sold,

     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     .    other facts material to the transaction.

     Cendant Corporation acquired the shares of our Series A Common Stock that they are offering for sale on March 27, 2000, as part of a transaction in which we purchased from Cendant 1,598,030 shares of Cendant's Move.com Group tracking stock. The shares that may be offered by Cendant are subject to specified restrictions on transfer set forth in the purchase agreement dated March 24, 2000, pursuant to which Cendant acquired the shares. These restrictions include the requirement that, until March 27, 2002, Cendant will not sell, transfer or otherwise dispose of the shares they received from us in this transaction other than in an amount of up to one-seventh of the total number of shares they acquired in that transaction in each fiscal quarter, beginning April 1, 2000. This restriction terminates if, at any time, Liberty Media, together with its affiliates, fails to own at least 50% of the combined voting power of our securities. Cendant's right to sell shares in any quarter does not cumulate, except that if the registration statement of which this prospectus is a part does not become effective on or before July 24, 2000, the sale right will cumulate for each fiscal quarter for which Cendant was unable to sell their shares as a result of the failure of the registration statement to be declared effective. We have a one-time right to request, and Cendant has agreed to comply with such request, that Cendant not sell its shares for a period not to exceed 42 days.

     Kozmo.com, Inc. received the shares that it is offering for sale in March 2000, pursuant to an exchange agreement with us. The shares owned by Kozmo are subject to certain restrictions on transfer set forth in such agreement. These restrictions include the requirement that prior to the 181st day after the effectiveness of the registration statement of which this prospectus forms a part, Kozmo will not, during any 90 consecutive day period, sell in a transaction recorded on the Nasdaq National Market a number of shares greater than one-half of the total number of shares it acquired in that transaction. We have a one-time right to request, and Kozmo has agreed to comply with such request, that Kozmo not sell its shares for a period not to exceed 45 days.


     Alloy Online, Inc. acquired the shares of our stock that it is offering for sale in April 2000, as part of a transaction in which one of our wholly owned subsidiaries acquired a 16.6% equity interest in Alloy. The shares that may be offered by Alloy are subject to specified restrictions on transfer set forth in an exchange agreement dated March 10, 2000. These restrictions include the requirement that prior to the first anniversary of the effectiveness of the registration statement of which this prospectus is a part, Alloy will not, during any 90 consecutive day period, sell in a transaction recorded on the Nasdaq National Market, a number of shares greater than one-quarter of the total number of shares it acquired in that transaction. We have a one-time right to request, and Alloy has agreed to comply with such request, that Alloy not sell its shares for a period not to exceed 45 days.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Baker Botts L.L.P., New York, New York. Baker Botts has represented us on other unrelated matters and represents Liberty Media from time to time.

                                    EXPERTS

     The financial statements of Liberty Digital, Inc. (formerly TCI Music, Inc.) and subsidiaries as of December 31, 1999 and 1998, and for the ten months ended December 31, 1999, the two months ended February 28, 1999, the year ended December 31, 1998 and the six months ended December 31, 1997, and the financial statements for DMX, LLC and subsidiaries (Predecessor) for the nine months ended June 30, 1997, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said Firm as experts in accounting and auditing. Effective March 9, 1999, AT&T Corp. acquired Tele-Communications, Inc., the parent company of Liberty Media Corporation (which is the parent of Liberty Digital, Inc.), in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and therefore is not comparable.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

   Public Reference Room        New York Regional Office       Chicago Regional Office
   450 Fifth Street, N.W.         7 World Trade Center             Citicorp Center
         Room 1024                     Suite 1300              500 West Madison Street
   Washington, D.C. 20549       New York, New York 10048               Suite 1400
                                                             Chicago, Illinois 60661-2511

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Our Series A Common Stock is listed and traded on the National Market tier of The Nasdaq Stock Market under the symbol "LDIG."

     This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our Series A Common Stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

     .    Annual Report on Form 10-K for the fiscal year ended December 31,
          1999;

     . Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     . Quarterly Report on Form 10-Q for the three months ended March 31, 2000; and

     . the description of our Series A Common Stock contained in the Registration Statement on Form 8-B filed by us on July 9, 1997 with the SEC under the Exchange Act including any amendment or report filed for the purpose of updating such description.

     You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

                             Liberty Digital, Inc.
                           12312 West Olympic Blvd.
                             Los Angeles, CA 90064
                                (310) 979-5000
                            Attention: Lee Masters


     If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means.

     You should only rely on the information incorporated or deemed to be incorporated by reference or provided in this prospectus or any supplement to this prospectus.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the discounts and commissions payable to underwriters and agents. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.


          SEC registration fee...............................  $ 13,454
          NASD filing fee....................................     5,596
          Nasdaq National Market listing fee.................    17,500
          Accounting fees and expenses.......................     5,000
          Legal fees and expenses............................    50,000
          Printing and engraving expenses....................     7,000
          Miscellaneous......................................    10,000
                                                               --------
          Total..............................................  $109,550
                                                               ========

Item 15.  Indemnification of Directors and Officers.

     We are a Delaware Corporation. Generally, Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") permits a corporation to indemnify certain persons made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with any such action, suit or proceeding if
(s)he acted in good faith and in a manner that (s)he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if (s)he had no reasonable cause to believe that his/her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 102(b)(7) of the Delaware Corporation Law enables a Delaware corporation to include a provision in its certificate of incorporation limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except that such provision may not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(2) for acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

     Article V, Section E of our Certificate of Incorporation provides as follows:

     1. Limitation on Liability.
        -----------------------

          To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such repeal or modification.

     2. Indemnification.
        ---------------

        - Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Section E. The Corporation shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

        - Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

        - Claims. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

        - Non-Exclusivity of Rights. The rights conferred on any person by this paragraph shall not be exclusive of any other rights which such person may or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        - Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

     3.  Amendment or Repeal.
         -------------------

               Any repeal or modification of the foregoing provisions of this Section E shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

               Article II, Section 2.9 of our Bylaws also contains an indemnity provision, requiring us to indemnify members of our Board of Directors and our officers and their respective heirs, personal representatives and successors in interest for or on our account of any action performed on our behalf, to the fullest extent provided by the laws of the State of Delaware and our Certificate of Incorporation, as then or thereafter in effect.

Item 16.  Exhibits.

     The exhibits included in the Exhibit Index appearing on page II-5 are incorporated herein by reference.

Item 17.  Undertakings.

We hereby undertake:

1. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports by us with the Commission pursuant to Section 13(a) or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. We hereby undertake that, for the purpose of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by
reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3.  Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on June 8, 2000.

                                        LIBERTY DIGITAL, INC.
                                        (Registrant)


                                        By: /s/ LEE MASTERS
                                            ----------------------------------
                                        Name:  Lee Masters
                                        Title: President and Chief Executive
                                               Officer

     In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Signatures                                 Title                                       Date
----------                                 -----                                       ----
  /s/ LEE MASTERS                          President, Chief Executive Officer and      June 8, 2000
---------------------------------          Director
Lee Masters                                (Principal Executive Officer)

  /s/ ROBERT R. BENNETT                    Chairman of the Board                       June 8, 2000
---------------------------------
Robert R. Bennett

*                                          Director
---------------------------------
Gary S. Howard

*                                          Director
---------------------------------
David B. Koff

*                                          Director
---------------------------------
Peter M. Kern

*                                          Director
---------------------------------
J. David Wargo

  /s/ MARK D. ROZELLS                      Executive Vice President and Chief          June 8, 2000
---------------------------------          Financial Officer (Principal Accounting
Mark D. Rozells                            Officer, Principal Financial Officer)


  /s/ ROBERT R. BENNETT                    As attorney-in-fact for each of the         June 8, 2000
---------------------------------          officers and directors designated by an
Robert R. Bennett                          asterisk (*)

                                 Exhibit Index
                                 -------------

EXHIBIT                            DESCRIPTION
NUMBER                             -----------
------

  2.1 Contribution Agreement dated April 23, 1999 by and among TCI Music, Inc., Liberty Media Corporation and certain affiliates of Liberty Media Corporation (incorporated by reference to Appendix I to the Company's Proxy Statement dated July 30, 1999 for its 1999 Annual Meeting). The Exhibits and Schedules of this Exhibit have been omitted pursuant to the rules promulgated by the Commission and will be provided to the Commission upon request. (Incorporated by reference to Exhibit 2.1 to Liberty Digital's Quarterly Report on Form 10Q dated September 30, 1999)

  2.2 Amendment to Contribution Agreement, dated as of September 7, 1999, among Liberty Media Corporation, certain affiliates of Liberty Media Corporation and TCI Music, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated September 9, 1999). The Exhibits and Schedules of this Exhibit have been omitted pursuant to the rules promulgated by the Commission and will be provided to the Commission upon request. (Incorporated by reference to Exhibit 2.2 to Liberty Digital's Quarterly Report on Form 10-Q dated September 30, 1999)

  2.3 Letter Agreement dated May 19, 1999 between MTV Networks, Inc., a Division of Viacom International Inc. and TCI Music, Inc. (Incorporated by reference to Exhibit 2.3 to Liberty Digital's Annual Report on Form 10-K dated December 31, 1999)

  3.1          Certificate of Incorporation of Liberty Digital, Inc.
               (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of TCI Music, Inc. and Tele-Communications, Inc., filed with the Securities and Exchange Commission on June 6, 1997 (Commission File Nos. 333-28613 and 333-28613-01))

  3.2 Certificate of Amendment to Certificate of Incorporation of Liberty Digital (Incorporated by reference to Exhibit 3.1 to Liberty Digital's Quarterly Report on Form 10-Q dated September 30, 1999)

  3.3 Bylaws of Liberty Digital, Inc., as amended July 13, 1998 (Incorporated by reference to Exhibit 3.2 to Liberty Digital's Quarterly Report on Form 10-Q dated June 30, 1998)

  4.1 Specimen Stock Certificate for Series A Common Stock, par value $.01 per share, of Liberty Digital, Inc. (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of Liberty Digital, Inc. filed with the Securities and Exchange Commission on November 12, 1997 (Commission File No. 333-39943))

  4.2 Specimen Stock Certificate for the Series B Common Stock, par value $.01 per share, of TCI Music, Inc. (Incorporated by reference to Exhibit 4.2 to the Amendment No. 1 to the Registration Statement on Form S-4 of Liberty Digital, Inc. and Tele-Communications, Inc. filed with the Securities and Exchange Commission on June 12, 1997 (Commission File Nos. 333-28613 and 33-28613-01))

  4.3 Certificate of Designations of Convertible Preferred Stock, Series B (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 9, 1999)

  5 Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*

    21         Subsidiaries of Liberty Digital, Inc.*

    23.1       Consent of KPMG LLP

    23.2       Consent of Baker Botts L.L.P. (See Exhibit 5)*

    24 Power of Attorney is included on the signature pages of the registration statement.*

______________________________
*  Previously filed